FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 29, 2005
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑          Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐          No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐          No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐          No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: Notice of Shareholders’ Meeting

SIGNATURES
NOTICE OF SHAREHOLDERS’ MEETING
ORDINARY GENERAL MEETING
EXTRAORDINARY GENERAL MEETING

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: November 29, 2005	By:	/s/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

InfoVista SA
Société anonyme with capital of 10,003,349.34 euros
Registered office: 6, rue de la Terre de Feu
91940 Les Ulis (France)
Register of Commerce and Companies of Evry 334 088 275
Siret 334 088 275 000 71
NOTICE OF SHAREHOLDERS’ MEETING
Ladies and Gentlemen, the Company’s shareholders are hereby invited to attend an ordinary and extraordinary meeting of shareholders which will be held on December 9, 2005, at 10:00 in the morning, central European time, at Centre de Conférences Pacific, Tour Pacific, 11 Cours Valmy, 92977 Paris la Défense, France, in order to vote on the agenda and draft resolutions set forth below:
Agenda
Ordinary general meeting
•	Report of the Board of directors, special report of the Board of directors on stock-options and presentation of the annual French statutory accounts and the consolidated annual accounts for the fiscal year ended June 30, 2005;

•	Report of the Chairman of the Board concerning the work of the Board of directors and internal control;

•	Presentation of the statutory auditors’ general and special reports on the performance of their duties;

•	Approval of the annual French statutory accounts for the fiscal year ended June 30, 2005;

•	Approval of the annual consolidated accounts for the fiscal year ended June 30, 2005;

•	Full and final discharge to be given to the directors on the performance of their duties during the fiscal year ended June 30, 2005;

•	Allocation of earnings for the fiscal year ended June 30, 2005;

•	Auditors’ special report on the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce and approval of the said agreements;

•	Extension of the term of office as director of Mr. Alain Tingaud;

•	Extension of the term of office as director of Mr. Jean-Paul Bernardini;

•	Extension of the term of office as director of Mr. Guy Dubois;

•	Extension of the term of office as director of Mr. Herbert May;

•	Extension of the term of office as director of Mr. Philippe Ozanian;

•	Extension of the term of office as director of Mr. Hubert Tardieu;

•	Extension of the term of office as director of Mr. Gad Tobaly;

•	Approval of the appointment of Mr. Philippe Vassor as director;

•	Extension of the term of office as director of Mr. Philippe Vassor;

•	Increase of the aggregate amount of authorized directors’ fees;

•	Appointment of the statutory auditors whose mandate will expire at the close of the annual shareholders meeting called to approve the annual accounts for the fiscal year ended June 30, 2005;

•	Authorization to be granted to the board of directors to repurchase Company shares.
Extraordinary general meeting
•	Authorization to be granted to the board of directors to reduce the share capital by cancellation of treasury shares;

•	Delegation to be granted to the board of directors to increase the share capital by issuance of securities giving access to share capital with preferential subscription rights granted to the shareholders;

•	Delegation to be granted to the board of directors to increase the share capital, by issuance of securities giving rights to subscribe to Company shares without preferential subscription rights granted to the shareholders;

•	Delegation to be granted to the board of directors to increase the number of Company shares to be issued in the event of an increase in share capital, with or without preferential subscription rights;

•	Delegation to be granted to the board of directors to increase the share capital by capitalising reserves, profits, premiums, or any other amounts that may be capitalized;

•	Authorisation to be granted to the board of directors to increase share capital up to maximum annual nominal amount of euros 540,000, by issuing shares or other securities, with subscription reserved for employees participating in a Company savings plan, and eligible employees of the Company affiliates in France and abroad;

•	Approval of the amendment of the article 12 of the Company’s articles of association to conform them to the new provisions of French Law n°2005-842 dated July 26, 2005;

•	Approval of the amendment of the article 14 of the Company’s articles of association to conform them to the new provisions of French Law n°2005-842 dated July 26, 2005;

•	Approval of the amendment of the article 22 of the Company’s articles of association to conform them to the new provisions of French Law n°2005-842 dated July 26, 2005;

•	Approval of the amendment of the article 23 of the Company’s articles of association to conform them to the new provisions of French Law n°2005-842 dated July 26, 2005;

•	Powers of attorney.

InfoVista SA
Société anonyme with capital of 10,003,349.34 euros
Registered office: 6, rue de la Terre de Feu
91940 Les Ulis (France)
Register of Commerce and Companies of Evry 334 088 275
Siret 334 088 275 000 71

DRAFT RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
TO THE GENERAL MEETING OF SHAREHOLDERS
ON DECEMBER 9, 2005

ORDINARY GENERAL MEETING
     RESOLUTION ONE
     Approval of the annual French statutory accounts for the fiscal year ended June 30, 2005
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ report,
     Hereby approves the annual French statutory accounts for the fiscal year ended June 30, 2005, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,
     Pursuant to the provisions of Article 223 quater of the French Code général des impôts, hereby approves the amount of costs and expenses not deductible from the taxable income referred to in Article 39-4 of the French Code général des impôts, which amounts to 39,838 euros for the fiscal year ending on June 30, 2005, as well as the amount of taxes paid by the Company owing to this non-deductibility, which amounts to 13,672 euros,
     Hereby notes, pursuant to the provisions of Article 233 quinquies of the French Code général des impôts, the absence of expenses referred to in Article 39-5 of the French Code général des impôts during the fiscal year ended on June 30, 2005.
     RESOLUTION TWO
     Approval of the annual consolidated accounts for the fiscal year ended June 30, 2005 and discharge of the directors on the performance of their duties for such fiscal year
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ report on the annual consolidated accounts,
     Hereby approves the consolidated annual accounts for the fiscal year ended June 30, 2005, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,
     And therefore fully and unreservedly discharges the directors from any liability arising from the performance of their duties during the fiscal year in question.

     RESOLUTION THREE
     Allocation of earnings for the fiscal year ended June 30, 2005
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby approves the proposed allocation of earnings presented by the board of directors and resolves that the loss of euros 1,890,622.98 from the fiscal year ended June 30, 2005 shall be carried forward,
     Takes note, in accordance with the provisions of Article 243 bis of the French Code général des impôts (General tax code), of the fact that no dividend has been distributed for the last three fiscal years.
     RESOLUTION FOUR
     Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the statutory auditors’ special report on the agreements governed by Articles L. 225-38 of the French Code de commerce,
     Hereby approves individually and successively the agreements concluded during the course of the fiscal year ended June 30, 2005, as contained in the said report, together with the agreements authorised and concluded at an earlier date but performed during the course of the fiscal year ended June 30, 2005.
     RESOLUTION FIVE
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Alain Tingaud is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION SIX
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Jean-Paul Bernardini is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.

     RESOLUTION SEVEN
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Guy Dubois is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION EIGHT
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Herbert May is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION NINE
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Philippe Ozanian is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION TEN
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Hubert Tardieu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION ELEVEN

     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Gad Tobaly is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION TWELVE
     Approval of the appointment of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby resolves to approve the appointment of Mr. Philippe Vassor as director made by the board of directors during its meeting held on July 21, 2005, to replace Mr. Peter Waal after his resignation, for a period expiring at the close of the present ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.
     RESOLUTION THIRTEEN
     Extension of the term of office of a director
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
     Having heard the report of the board of directors,
     Hereby notes that the term of office of director Philippe Vassor is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     RESOLUTION FOURTEEN
     Increase of the aggregate amount of authorized directors fees
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
Having heard the report of the board of directors,
     Hereby resolves to increase to euros 180,000 the aggregate amount of authorized directors fees for the fiscal year ending June 30, 2006 as well as for each succeeding year, until the shareholders resolve otherwise, and gives full discretionary authority to the board of directors to decide the allocation of directors’ fees authorized amongst the members of the board of directors.
     RESOLUTION FIFTEEN
     Appointment of a statutory auditor

     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
Having heard the report of the board of directors,
     Hereby resolves, to appoint GRANT THORNTON, 100 rue de Courcelles, 75017 Paris, France, as statutory auditor, in replacement of S&W Associés, for a period of six fiscal years, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2011.
     RESOLUTION SIXTEEN
     Appointment of a deputy statutory auditor
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
Having heard the report of the board of directors,
     Hereby resolves, to appoint IGEC, 3 rue Leon Jost, 75017 Paris, France, as deputy statutory auditor, in replacement of Mr. David Dowse, for a period of six fiscal years, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2011.
     RESOLUTION SEVENTEEN
     Authorization to be granted to the board of directors to repurchase Company shares
     The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,
Having heard the report of the board of directors,
     And having reviewed the “note d’information” approved by the “Autorité des marchés financiers”,
     Hereby authorizes the board of directors in accordance with Articles L. 225-209 et seq. of the French Code de commerce, to repurchase Company shares representing up to a maximum of 10% of the share capital of the Company, being indicated that the total number of treasury shares may not exceed 10% of the Company’s share capital.
     The shares repurchased upon decision of the board of directors may be:
•	used to allow the Company to fulfil obligations related to stock options plans or other allocations to the employees or executive officers of the Company or its subsidiaries,

•	held in treasury in order to later provide consideration in the context of an acquisition or an exchange of the Company’s shares, in the context of external growth,

•	used to manage the market making in the secondary market and the liquidity of the Company’s share, through a liquidity agreement compliant with the AFEI ethic charter,

•	cancelled, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting,

•	delivered upon the exercise of the rights attached to securities giving right to shares of the Company, or

•	used to implement any market practices that would be authorized by the law or the Autorité des marchés financiers.
     The purchase, sale, transfer and exchange of the shares pursuant to this resolution may be carried out in any manner, including on the open market or through other types of negotiated transactions and, if necessary, by having recourse to financial derivatives (options, negotiable warrants etc.) excluding stock purchase options, provided that they comply with applicable regulations. The transactions may be completed at the time periods decided by the board of directors. The part of the programme which may be done through block trades is not limited.
     The funds used for the share repurchase programme shall not exceed 7,000,000 euros.
     In the context of this programme, the maximum purchase price (excluding expenses) shall be 7.12 euros (125% of the highest share price on Compartment C of Eurolist by Euronext™ over the period from January 3, 2005 to September 8, 2005). However, in the event of operations on the share capital including an increase or a decrease of the share capital, a stock split or a reverse stock split, the creation and allocation of shares free of charge, the board of directors shall be authorized to adjust the purchase price mentioned above and the resale price in order to take into account the incidence of such transaction on the share value.
     In order to ensure that the foregoing authorization can be exercised, the board of directors is hereby granted the power, which may be delegated, to:
•	enter into stock market transactions,

•	allocate or re-allocate the shares purchased to the various objectives of the authorization, in accordance with applicable regulations,

•	conclude any agreement, especially with a view to maintaining share purchase and sale registers,

•	report to the “Autorité des marchés financiers” or any other regulatory agency,

•	carry out any other formalities and, in general, do whatever is necessary to implement this resolution.
     The board of directors is hereby also granted the power, if the law or the “Autorité des marches financiers” extend or create additional objectives authorized for the repurchase of shares, to prepare and submit to the “Autorité des marches financiers” for its review an amended “Note d’information” including these amended objectives.
     This authorization shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006 and, in any case, for no longer than 18 months after the present general meeting of shareholders, and may also be exercised during a public tender offer.
     The present authorization invalidates and supersedes the authorization granted by the general meeting of shareholders of December 9, 2004 under resolution fourteen.
     The board of directors shall notify the general meeting of shareholders of operations conducted pursuant to the present resolution.
EXTRAORDINARY GENERAL MEETING
     RESOLUTION EIGHTEEN
     Authorization granted to the board of directors to reduce the share capital by cancellation of treasury shares

     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ special report,
     Hereby authorizes the board of directors to reduce, in accordance with Articles L.225-209 et seq. of the French Code de commerce, the share capital, on one or more occasions, by cancellation of some or all of the Company shares that it has purchased under the share repurchase programme governed by the preceding resolution, up to a limit of 10% of the capital in any one 24-month period, being indicated that this 10% limit applies the an amount of the Company’s share capital which might be adjusted to take into account the incidence of transactions on the share capital completed after this general meeting of shareholders.
     Authorises the board of directors to offset the difference between the repurchase price of the cancelled shares and their par value against available premiums and reserves,
     And generally grants the board of directors the power, which may be delegated in accordance with the applicable regulations, to set the terms and procedures governing the said cancellation(s), if necessary, to amend the by-laws accordingly, and generally do whatever is necessary.
     The present authorization shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2006.
     The present authorization invalidates and supersedes the authorization granted by the general meeting of shareholders of December 9, 2004 under resolution fifteen.
     RESOLUTION NINETEEN
     Delegation to be granted to the board of directors to increase the share capital by issuing securities giving access to share capital with preferential subscription rights granted to the shareholders
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ special report,
     Hereby notes that the share capital is fully paid up,
     Resolves, in accordance with the provisions of Articles L. 225-129 to L.225-129-6, L.228-91 and L.228-92 of the French Code de commerce, to delegate to the board of directors the authority to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing, in euros or in foreign currency or units of account referencing several currencies, with preferential subscription rights, Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares, these shares giving the same rights as the older shares subject to their date of value, It is hereby indicated that the issuance of preferred shares or the issuance of other securities giving right to preferred shares, are excluded from this delegation.
     Resolves that the maximum nominal value of the shares issued pursuant to this above delegation shall not exceed 3,700,000 euros, being indicated that this amount is determined without having taken into account the adjustments which may be made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.
     Further resolves that the nominal value of the securities issued as debt securities giving access to the share capital of the Company shall not exceed 40,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies,
     Resolves that the subscription of the shares or other securities may be made in cash or in compensation.

Resolves that shareholders may exercise their preferential subscription rights, under conditions provided by law, on a pro rata basis. Moreover, the board of directors may at its option give shareholders the right to subscribe to a number of shares that is greater than the amount to which they would be entitled in proportion to the number of subscription rights they hold, up to and including the amount of shares they request. If an offering is not fully subscribed after the exercise of preferential rights under the condition stated above, the board of directors may:
•	limit the offering to the amount of subscriptions exercised if the offering has been at least three-fourths subscribed,

•	allocate all or part of the securities not subscribed, or

•	offer to the public all or part of the securities not subscribed.
     Resolves that in the event of an allocation of warrants for new shares to existing shareholders, the Board shall have the right to decide that the rights corresponding to fractional shares shall not be negotiable and that the corresponding shares shall be sold; each holder of such fractional right shall receive cash in lieu thereof no later than thirty (30) days after the whole number of new shares have been registered in the name of such holder.
     Notes that, if necessary, the delegation granted above shall entail the waiver by shareholders, in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to subscribe for the new shares to be issued on the exercise of such securities.
     Resolves to waive the preferential subscription rights of shareholders to shares issued upon conversion of bonds or by the exercise of warrants issued independently,
     Resolves that the amount to be received by the Company for each share issued in exercise of the delegation granted herein should be at least equal to the par value of the shares on the date of issuance,
     Resolves to grant the board of directors full power, including the right to delegate as provided by law, to implement this delegation. Specifically, the board of directors may
–	determine the dates, terms, price, and quantity of the offerings as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates,

–	set the means of payment of the new securities

–	if necessary, suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares,

–	take any action and comply with any formalities required in order for the rights, shares, securities or warrants created to be listed on a regulated market, in France or abroad,

–	charge costs, particularly issuance costs, against issuance premiums, if appropriate.
     Full powers are given to the board of directors to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital share resulting from implementation of this delegation, and to modify by-laws accordingly.
     If debt securities are issued, the board of directors shall have the power to decide whether or not they are subordinate, set their interest rate, term and redemption price (fixed or variable), and determine whether they should be issued at a premium and the method of redemption on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.
Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 15, 2003 in resolution fourteen.

     This delegation shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.
     RESOLUTION TWENTY
     Delegation to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ special report,
     Resolves, in accordance with the provisions of Articles L. 225-129 to L.225-129-6, L.228-91 and L.228-92 of the French Code de commerce, to delegate to the board of directors the authority to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing, in euros or in foreign currency or units of account referencing several currencies, with preferential subscription rights, Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, without preferential subscription rights and by public offering. It is hereby indicated that the issuance of preferred shares or the issuance of other securities giving right to preferred shares, are excluded from this delegation.
     Resolves that the maximum nominal value of the shares issued pursuant to the above delegation shall not exceed 3,700,00 euros.
     Resolves that the maximum amount by which the value of the shares issued may be increased pursuant to the present resolution shall be deducted from the maximum amount by which the capital may be increased under the preceding resolution, and that this amount is determined without having taken into account the adjustments which may be made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.
     Further resolves that the nominal value of the shares issued as debt securities giving access to the share capital of the Company shall not exceed 40,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies, being indicated that this amount shall be deducted from the nominal value of the securities issued as debt securities giving access to the share capital of the Company under the preceding resolution.
     Resolves to waive existing shareholders’ preferential subscription rights regarding the securities to be issued by public offering, on the understanding that the board of directors may allow priority for existing shareholders on all or part of the offering under conditions to be determined by the board of directors in accordance with Article L.225-135 of the French Code de commerce. Subscription priority thus granted shall not be freely transferable.
     Notes that, if necessary, the delegation granted above shall entail the waiver by shareholders in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to the new shares to be issued on the exercise of such securities,
     Resolves that the subscription of the shares or other securities may be made in cash or in compensation.
     Resolves that, in accordance with Article L.225-136 of the French Code de commerce, the price for each share directly issued in exercise of the delegation granted herein, may not be less than the average price of the shares on Eurolist By Euronext Paris for the three last days preceding the first day of their issuance, eventually lowered by 5% after adjustment for the effect of whether the shares are issued cum dividend or ex-dividend,

     Resolves to grant the board of directors full power, including the right to delegate as provided by law, to implement this authorization. Specifically, the board of directors may determine the dates, terms, price, and quantity of the offering as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates. The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares. It may take any action and comply with any formalities required in order for the rights, securities or warrants created to be listed on a regulated market, in France or abroad.
     The board of directors may charge costs, particularly issuance costs, against issuance premiums, if appropriate. Full powers are given to the board to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital stock resulting from implementation of this authorization, and to modify the by-laws accordingly,
     If debt securities are issued, the board of directors shall have the power, to decide whether or not they are subordinate, set their interest rate, term, redemption price (fixed or variable) and determine whether they should be issued at a premium and the method of redemption, on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.
Resolves, in accordance with Article L.225-148 of the French Code de commerce, that the present delegation may be used to issue new shares of the Company or any other securities of any nature or rights giving access, either immediately or in the future, to shares of the Company in exchange for securities tendered in a public tender offer initiated by the Company on the securities of a company listed on one of the regulated markets within the European Union or the “Organisation de cooperation et de développement économique”, within the limits and conditions stated in Article L. 225-148 of the French Code de commerce,
Resolves, in accordance with Article L.225-147 of the French Code de commerce, that the present delegation may be used to issue new shares of the Company or any other securities of any nature or rights giving access, either immediately or in the future, to the share capital of the Company, within the limit of 10% of the share capital as of this general meeting of shareholders, based on the report of the special auditor(s) appointed for that purpose, in consideration for contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, when the provisions of Article L.225-148 of the French Code de commerce are not applicable,
Hereby resolves that this delegation invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 15, 2003 in resolution fifteen.
     This delegation shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.
     RESOLUTION TWENTY ONE
Delegation granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors, and acting in accordance with Article L. 225-135-1 of the French Commercial Code,
     Resolves that the board of directors may decide to increase the number of securities to be issued, for any issuance approved by virtue of the above 18th and 19th resolutions, and for the same price, within 30 days of the closing of the subscription and within a limit of 15% of the initial issuance.
     Resolves that the maximum nominal value of the shares issued pursuant to this above delegation shall be deducted from the maximum amount by which the capital may be increased under the 18th resolution.
     This delegation shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

     RESOLUTION TWENTY TWO
     Delegation to be granted to the board of directors to increase the share capital by capitalising reserves, profits, premiums or any other amounts that may be capitalized
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors, and acting in accordance with Articles L.225-129 to L.225-129-6 and L.225-130 of the French Code de commerce,
     Resolves to grant the board of directors the authority, which may be delegated as provided by law, to increase the share capital of the Company on one or more occasions, to the extent and at the times that it deems appropriate, by capitalising reserves, profits, premiums or any other amounts that may be capitalized, followed by the issuance and the free allocation of shares or the increase of the nominal value of the existing ordinary shares, or the combination of these two methods,
     Resolves that the nominal value of the increase of share capital that may be achieved pursuant to this delegation shall not exceed 3,700,000 euros, being indicated that this amount is determined without having taken into account the adjustments which may be made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.
     Hereby notes that the limit amount set in this resolution is distinct from the amounts set in Resolution 19 and Resolution 20 of this general meeting of shareholders.
     Grants the board of directors the power, to determine the issue dates, terms, price and quantity of the offering, take all necessary steps to protect the rights of holders of securities giving access to Company shares which are in force at the date of such capital increase and to carry out all operations consequent to the increase in capital stock resulting from the implementation of this authorisation including the amendment of the by-laws accordingly,
Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 15, 2003 in resolution sixteen.
     The power granted herein shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.
     RESOLUTION TWENTY THREE
     Authorization to be granted to the board of directors to increase share capital up to maximum annual nominal amount of euros 540,000, by issuing shares or other securities with subscription reserved for employees participating in a Company savings plan, and eligible employees of the Company affiliates in France and abroad
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors and the statutory auditors’ special report,
     Hereby authorises the board of directors, in accordance with the provisions of Articles L. 443-1 and seq. of the French Code du travail and Article L. 225-138-1 of the French Code de Commerce, and pursuant to the provisions of Article L. 225-129-6 of the same code, to increase share capital of the Company at its sole discretion, on one or more occasions, up to an annual maximum nominal amount of 540,000 euros, by issuing shares or other securities giving rights to subscribe to Company shares to employees of the Company and its affiliates in France or abroad, who are participating in an Company savings plan and who are eligible pursuant to the law.

     Resolves that the nominal value of the increase of share capital that may be achieved pursuant to this power shall not exceed the global limit of 3,700,000 euros as set in Resolution 19, being indicated that this amount is determined without having taken into account the adjustments which may be made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.
     Resolves to set the discount offered in the framework of the Company savings plan (Plan d’Epargne d’Entreprise) to 20% of the average of the first quoted prices of the Company’s share on the Compartment C of Eurolist by Euronext during the twenty trading days preceding the day of the decision fixing the opening date of the subscription. However, the general meeting of shareholders expressly authorizes the Board to reduce the discount mentioned above, if it deems necessary, in particular, to limit the discount to 15% of the Company’s share quoted price at the date of the decision fixing the opening of the subscription period, in accordance with legal and regulatory conditions, in order to take into account, inter alia, the specificity of local laws or regulations in the legal, accounting, tax and labor areas. The Board may also substitute all or a part of such discount by the grant of shares or other securities in accordance with the provisions below.
     Resolves that if the Company’s shares are no longer listed on a regulated market, the subscription price shall be determined by the board of directors in accordance with the applicable legal and regulatory provisions.
     Hereby resolves that the board of directors may grant frees hares or other securities giving the rights to subscribe to Company shares, with the understanding that the total value of this allotment, and if applicable, the discount on the subscription price, may not exceed legal or regulatory limits.
     Hereby resolves that the board of directors shall determine the characteristics of any other securities giving rights to subscribe to Company shares, in accordance with regulatory requirements.
     Hereby resolves to eliminate shareholders’ pre-emptive rights in favour of employees participating in an Company savings plan and to renounce to any rights in shares or in securities which would be granted pursuant to this authorization.
     The general meeting of shareholders grants the board of directors full authority, which may be delegated to its chairman in accordance with the law, to implement this authorization. Specifically, the board of directors may approve the time frame for issuing shares and, if applicable, other securities giving the right to subscribe to Company shares. It may also determine the terms of the transactions and set the dates and means of issuing the new securities pursuant to this authorization, set the subscription price of the shares in accordance with the legal provisions and the provisions set in this authorization, the subscription period(s), possession dates, the terms for releasing Company shares and other securities giving the right to subscribe to Company shares, and it may request that the new securities be listed on the market of its choice.
     The board of directors shall also have full authority, which may be delegated to its chairman, to confirm share capital increases up to a maximum amount equal to the amount of shares that will actually be offered and amend the by-laws accordingly, to conduct all operations and formalities related to increasing share capital either directly or by proxy, and, at its discretion and if it so deems appropriate, to deduct the costs of the share capital increase from the amount of the option prices accruing to this increase, and to deduct from this amount the sums required in order to bring the legal reserves to one tenth of the new capital following each increase.
     The general meeting of shareholders hereby resolves that this resolution invalidates and supersedes any prior authorization of the same nature, and specifically, the authorization granted by the general meeting of shareholders on December 15, 2003 under resolution eighteen.
     The power granted herein shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.
     RESOLUTION TWENTY FOUR
     Approval of the amendment of the article 12 of the Company’s articles of association to conform them to the new provisions of the French law n°2005-842 dated July 26, 2005

     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors,
     Hereby resolves to amend article 12 of the by-laws as follows:
     Article 12 — Rights and obligations attached to shares
     Paragraph 3 of article 12 shall be replaced by the following new paragraph:
     “In addition to the obligation of information in the event of a threshold crossing as stated in article L.233-7 of the French Code de Commerce, any natural person or legal entity, acting alone or jointly, who comes to hold a number of shares representing more than 2 % of the Company’s capital or voting rights, must, within five trading days from the date this threshold is exceeded, inform the Company about the total number of shares and voting rights he holds, by registered letter with acknowledgement of receipt, fax, telex or any other equivalent means abroad. This declaration is renewed under the same conditions each time a new threshold of 2 % is exceeded up to 50 % included and also in the event that the fraction of the capital or voting rights held falls below the above-mentioned thresholds.”
     The rest of the article remains unchanged.
     RESOLUTION TWENTY FIVE
     Approval of the amendment of the article 14 of the Company’s articles of association to conform them to the new provisions of the French law n°2005-842 dated July 26, 2005
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors,
     Hereby resolves to amend article 14 of the by-laws as follows:
     Article 14 — Meetings of the Board of Directors
     Paragraph 6 of article 14 shall be replaced by the following new paragraph:
“Participation in a board meeting via video conferencing, or other telecommunication means allowing the Directors to be identified and thus their attendance confirmed pursuant to the terms set forth in the applicable regulations constitutes presence in person for the purposes of determining a quorum and the majority. This provision does not apply to the adoption of resolutions stipulated in Articles L.232-1 and L.233-16 of the French Code de commerce.”
The rest of the article remains unchanged.
     RESOLUTION TWENTY SIX
     Approval of the amendment of the article 22 of the Company’s articles of association to conform them to the new provisions of the French law n°2005-842 dated July 26, 2005
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors,
     Hereby resolves to amend article 22 of the by-laws as follows:
     Article 22 — Provisions Specific to Ordinary General Meetings

     The second and third sentence of article 22 shall be replaced by the following new sentences:
“The Meeting can only make valid decisions if the number of shareholders represents, when such Meeting is convened for the first time, at least one fifth of the shares with voting right.
In the event that this condition is not fulfilled, the Meeting is convened for the second time in accordance with the procedures set forth by law.”
The following sentence is deleted :
"In this second meeting, the decisions taken in respect of the same agenda as the previous meeting are valid regardless of the number of shares represented.”
     The rest of the article remains unchanged.
     RESOLUTION TWENTY SEVEN
     Approval of the amendment of the article 23 of the Company’s articles of association to conform them to the new provisions of the French law n°2005-842 dated July 26, 2005
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Having heard the report of the board of directors,
     Hereby resolves to amend article 23 of the by-laws as follows:
     Article 23 — Provisions Specific to Extraordinary General Meetings
     The second and third sentences of article 23 shall be replaced by the following new sentences:
"The Meeting can only make valid decisions if the number of shareholders represents at least one quarter of the shares with voting right.
If this condition is not fulfilled, the Extraordinary General Meeting is convened once again in accordance with the procedures set forth by law; it can make valid decisions only if the number of shareholders present holds at least one fifth of the shares with voting right.”
     The rest of the article remains unchanged.
     RESOLUTION TWENTY EIGHT
     Powers of attorney
     The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,
     Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.